UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bright, Edward D.
   c/o Netsmart Technologies, Inc.
   146 Nassau Avenue
   Islip, New York  11751
2. Issuer Name and Ticker or Trading Symbol
   Netsmart Technologies, Inc.
   NTST
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $.0|02/08/|M   | |6,686             |A  |$0.696     |                   |      |                           |
1 per share                |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|02/08/|M   | |6,236             |A  |$1.035     |                   |      |                           |
1 per share                |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|02/08/|M   | |26,500            |A  |$1.500     |61,422             |D     |                           |
1 per share                |99    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Nonqualified Stock Opt|$0.696  |02/08|M   | |6,686      |D  |(1)  |01/00|Common Stock|6,686  |       |0           |D  |            |
ion                   |        |/99  |    | |           |   |     |     |            |       |       |            |   |            |
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Nonqualified Stock Opt|$1.035  |02/08|M   | |6,236      |D  |(1)  |12/00|Common Stock|6,236  |       |0           |D  |            |
ion                   |        |/99  |    | |           |   |     |     |            |       |       |            |   |            |
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Nonqualified Stock Opt|$1.500  |02/08|M   | |9,000      |D  |(1)  |04/01|Common Stock|9,000  |       |0           |D  |            |
ion                   |        |/99  |    | |           |   |     |     |            |       |       |            |   |            |
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Nonqualified Stock Opt|$1.500  |02/08|M   | |17,500     |D  |(2)  |06/03|Common Stock|17,500 |       |12,500      |D  |            |
ion                   |        |/99  |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) These options were granted pursuant to the Company's 1993 Long-Term Incentive Plan, a 16b-3 plan.
(2) These options were granted pursuant to the Company's 1998 Long-Term Incentive Plan, a 16b-3 plan.
SIGNATURE OF REPORTING PERSON
/s/ Edward D. Bright
DATE
April 27, 1999